EXHIBIT 99.1

Stevanato Group Reports Financial Results for the First Quarter of 2024

(PIOMBINO DESE, Italy) – May 9 , 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the first quarter of 2024.

First Quarter 2024 Highlights

•
Revenue for the first quarter of 2024 decreased 1% to €236.0 million compared with the same period last year, and high-value solutions represented 37% of total revenue.
•
For the first quarter, diluted earnings per share were €0.07 and adjusted diluted earnings per share were €0.08.
•
Adjusted EBITDA margin for the first quarter was 21.4%.
•
The Company is updating its fiscal year 2024 guidance primarily due to a more pronounced impact from the ongoing industry-wide destocking in the first quarter and a more gradual recovery in vials, as well as the postponement of expected orders from a key customer. The Company now expects revenue in the range of €1,125 million to €1,155 million, adjusted EBITDA in the range of €277.9 million to €292.2 million, and adjusted diluted EPS between €0.51 and €0.55.

First Quarter 2024 Results
For the first quarter of 2024, revenue decreased 1% (40 basis points on a constant currency basis) to €236.0 million, compared with the same period last year. The change was due to (i) lower revenue attributable to glass vials in the Biopharmaceutical and Diagnostic Solutions Segment resulting from the ongoing destocking of excess vial inventories that customers accumulated during the pandemic, and (ii) lower revenue from the Engineering Segment.

Revenue from high-value solutions increased to 37% of total revenue in the first quarter of 2024, compared with 32% for the same period last year, driven by demand in syringes and cartridges. Lower revenue from EZ-fill® vials unfavorably impacted the mix within high-value solutions in the first quarter of 2024.

Gross profit margin for the first quarter of 2024 decreased to 26.4%, primarily due to product mix resulting from lower revenue from EZ-fill® vials. In addition, gross profit margin was also tempered by (i) the underutilization of vial lines, (ii) lower gross profit from the Engineering Segment, (iii) temporary inefficiencies related to the start-up of the Company's new manufacturing facilities in Italy and the United States, and (iv) higher depreciation. Additionally, the prior-year period benefited from government grants to subsidize the rise in utility costs which did not repeat in the first quarter of 2024.

For the first quarter of 2024, operating profit margin decreased to 10.7%, compared with the same period last year, driven primarily by lower gross profit.

Franco Moro, Chief Executive Officer, stated, "Industry-wide vial destocking was more pronounced than previously expected in the first quarter, especially in our more accretive EZ-fill® vials. While we believe this is a transitory situation, we now expect a more gradual recovery in vials, with

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

orders beginning to pick up at the end of 2024 and into the early part of 2025, with bulk vials expected to recover first. This, coupled with the postponement of expected orders related to a large customer, has caused us to take a more cautious approach to our 2024 guidance. The fundamentals of our business remain strong, underpinned by favorable secular tailwinds. We operate in growing end markets with an increasing presence in biologics, and these factors give us confidence that we remain ideally positioned to return to higher growth rates once customer inventories have normalized."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
In the first quarter of 2024, revenue from the BDS Segment grew 2% to €198.9 million (2% on a constant currency basis), compared with the same period last year. Revenue from high-value solutions increased 15% to €88.0 million, while revenue from other containment and delivery solutions declined 7% to €111.0 million, compared with the same period last year.

The change in product mix due to lower revenue from EZ-fill® vials had the greatest impact on gross profit margin, which decreased to 27.1% for the first quarter of 2024, compared with the same period last year. Gross profit margin was also tempered by the (i) the underutilization on vial lines and associated labor costs, (ii) temporary inefficiencies tied to the start-up phase of the Company's new manufacturing facilities, and (iii) higher depreciation. Additionally, the prior-year period benefited from government grants to subsidize the rise in utility costs, which did not repeat in the first quarter of 2024.

Engineering Segment
Revenue from the Engineering Segment decreased 13% to €37.1 million for the first quarter of 2024, compared with the same period last year. The Company is continuing to focus on executing a large volume of work currently in progress, and has taken steps to shore up resources including hiring additional staff to support these efforts as well as ongoing optimization of its industrial footprint and streamlining processes to drive operational efficiencies and shorten lead times.

Gross profit margin was 17.3% for the first quarter of 2024. The decrease, compared with the same period last year, was driven by lower marginality on specific projects in process.

Balance Sheet and Cash Flow
On March 26, 2024, the Company closed its underwritten follow-on public offering of ordinary shares, raising net proceeds of €170.5 million which will be used for capital investment projects, working capital, and general corporate purposes to ensure an appropriate level of operating and strategic flexibility. As of March 31, 2024, the Company had cash and cash equivalents of €186.3 million and net debt of €186.9 million. As expected, capital expenditures for the first quarter of 2024 totaled €71.9 million, as the Company continues to advance its strategic growth investments in capacity expansion for high-value solutions to meet customer demand.

For the first quarter of 2024, cash flow from operating activities was €71.6 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €102.7 million, which were driven predominantly by capital expenditures. This resulted in negative free cash flow of €30.6 million in the first quarter of 2024.

2024 Guidance
The Company is updating its full year 2024 guidance and now expects:

•
Revenue in the range of €1,125 million to €1,155 million,
•
Adjusted EBITDA in the range of €277.9 million to €292.2 million, and
•
Adjusted diluted EPS in the range of €0.51 to €0.55.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

The Company is maintaining its mid-term targets for fiscal years 2025 to 2027 of low double-digit revenue growth and in 2027 a share of high-value solutions between 40% and 45% of total revenue and an adjusted EBITDA margin of approximately 30%.

Executive Chairman, Franco Stevanato, concluded, "We have experienced significant growth over the last decade, and Stevanato Group has established its leadership position as a mission-critical partner in the pharmaceutical supply chain. Our number one priority in 2024 is execution. We are laser focused on ramping up our new capacity to meet rising customer demand for high-value solutions, such as our Nexa syringes and EZ-fill® cartridges. We are strengthening our processes and driving efficiencies across our global operations to maximize future growth. We are confident that we remain on the path to achieve our 2027 mid-term objectives."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, May 9, 2024, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=1nyYfUHM

Dial in: Those who are unable to pre-register may dial in by calling:

Italy:             +39 02 802 09 11

United Kingdom:               +44 1 212 818004

United States:               +1 718 705 8796

United States Toll Free:      +1 855 265 6958

Participants who wish to ask questions during the call are encouraged to use an HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at: https://ir.stevanatogroup.com/financial-results

Forward-Looking Statements

This press release may include forward-looking statements. The words "gradual," "expects," "continues," "expected," "remain," "drive," "growing," "increasing," "growth," "continuing," "established," "strengthening," "driving," "rising," "will," "progress," "ensure," "believe," "meet," "maintaining," “expect,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and its expectations to increase production capacity; the global supply chain and the Company's committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the Company's geographical and industrial footprint; and the Company's goals, strategies and investment plans. The forward-looking

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months
	ended March 31,

	2024	%	2023	%

Revenue	236.0	100.0%	238.0	100.0%
Costs of sales	173.8	73.6%	161.7	68.0%
Gross Profit	62.2	26.4%	76.3	32.0%
Other operating Income	1.3	0.6%	1.2	0.5%
Selling and Marketing Expenses	5.8	2.5%	6.1	2.5%
Research and Development Expenses	10.7	4.6%	8.6	3.6%
General and Administrative Expenses	21.7	9.2%	22.2	9.3%
Operating Profit	25.3	10.7%	40.6	17.1%
Finance Income	4.2	1.8%	4.4	1.8%
Finance Expense	3.8	1.6%	9.0	3.8%
Profit Before Tax	25.7	10.9%	36.0	15.1%
Income Taxes	6.9	2.9%	7.8	3.3%
Net Profit	18.8	8.0%	28.3	11.9%
Earnings per share
Basic earnings per ordinary share	0.07		0.11
Diluted earnings per ordinary share	0.07		0.11

Average shares outstanding	265.9		264.7
Average shares assuming dilution	266.0		265.4

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended March 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	198.9	37.1	—	236.0
Inter-Segment	0.5	40.3	(40.8)	—
Revenue	199.4	77.3	(40.8)	236.0

Gross Profit	54.1	13.4	(5.3)	62.2
Gross Profit Margin	27.1%	17.3%		26.4%

Operating Profit	28.2	5.2	(8.1)	25.3
Operating Profit Margin	14.1%	6.7%		10.7%

	For the three months ended March 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	195.5	42.4	—	238.0
Inter-Segment	0.4	49.4	(49.8)	—
Revenue	196.0	91.8	(49.8)	238.0

Gross Profit	66.0	19.9	(9.6)	76.3
Gross Profit Margin	33.7%	21.7%		32.0%

Operating Profit	38.7	14.0	(12.1)	40.6
Operating Profit Margin	19.8%	15.2%		17.1%

Cash Flow

(Amounts in € millions)

	For the three months ended March 31,
	2024	2023
Cash flow from operating activities	71.6	37.1
Cash flow used in investing activities	(102.1)	(114.9)
Cash flow from financing activities	146.9	8.0
Net change in cash and cash equivalents	116.3	(69.7)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended March 31, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	198.9	37.1
Effect of changes in currency translation rates	1.1	—
Organic Revenue (Non-IFRS GAAP)	200.0	37.1

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended March 31,		Change
	2024	2023	%
Net Profit	18.8	28.3	(33.5)%
Income Taxes	6.9	7.8	(11.6)%
Finance Income	(4.2)	(4.4)	(5.8)%
Finance Expenses	3.8	9.0	(58.2)%
Operating Profit	25.3	40.6	(37.8)%
Depreciation and Amortization	21.7	18.4	17.9%
EBITDA	47.0	59.0	(20.4)%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended March 31,
	2024	2023
Revenue	236.0	238.0
Net Profit Margin (Net Profit/ Revenue)	8.0%	11.9%
Operating Profit Margin (Operating Profit/ Revenue)	10.7%	17.1%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	21.4%	26.0%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	12.3%	18.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended March 31, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	47.0	25.3	6.9	18.8	0.07
Adjusting items:
Start-up costs new plants (1)	2.7	2.7	0.7	2.0	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	50.6	28.9	7.8	21.5	0.08
Adjusted Margin	21.4%	12.3%

Three months ended March 31, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	59.0	40.6	7.8	28.3	0.11
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	61.9	43.6	8.5	30.4	0.11
Adjusted Margin	26.0%	18.3%

(1) During the three months ended March 31, 2024 and 2023, the Group recorded EUR 2.7 million and EUR 2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to commercial operation that are associated with recruiting, hiring, training and travel of personnel who are employed in the production of our products which require specialized knowledge.

(2) During the three months ended March 31, 2024, the Group recorded EUR 0.9 million of restructuring and related charges among general and administrative expenses and research and development expenses. These are mainly employee costs related to the reorganization of some business functions.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of March 31, 2024	As of December 31, 2023

- Goodwill and intangible assets	81.0	81.0
- Right of Use assets	18.0	18.2
- Property, plant and equipment	1,089.4	1,028.5
- Financial assets - investments FVTPL	0.7	0.7
- Other non-current financial assets	4.5	4.5
- Deferred tax assets	79.1	76.3
Non-current assets excluding FV of derivative financial instruments	1,272.7	1,209.2

- Inventories	283.1	255.3
- Contract Assets	178.8	172.6
- Trade receivables	221.0	301.8
- Trade payables	(239.4)	(277.8)
- Advances from customers	(13.7)	(22.9)
- Non-current advances from customers	(41.1)	(39.4)
- Contract Liabilities	(25.8)	(22.3)
Trade working capital	362.9	367.2

- Tax receivables and Other receivables	67.3	58.2
- Tax payables and Other liabilities	(112.0)	(107.0)
- Current provisions	(1.1)	(1.1)
Net working capital	317.1	317.4

- Deferred tax liabilities	(10.2)	(9.6)
- Employees benefits	(7.4)	(7.4)
- Non-current provisions	(3.9)	(4.0)
- Other non-current liabilities	(50.9)	(48.5)
Total non-current liabilities and provisions	(72.4)	(69.5)

Capital employed	1,517.4	1,457.1

Net (debt) /cash	(186.9)	(324.4)

Total Equity	(1,330.4)	(1,132.6)

Total equity and net (debt)/ cash	(1,517.4)	(1,457.1)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended March 31,
	2024	2023
Net cash flow from operating activities	71.6	37.1
Interest paid	0.7	0.9
Interest received	(0.2)	(0.2)
Purchase of property, plant and equipment	(100.5)	(127.7)
Purchase of intangible assets	(2.2)	(1.1)
Free Cash Flow	(30.6)	(91.0)

(Net Debt) / Net Cash

(Amounts in € millions)

	As of March 31,	As of December 31,
	2024	2023
Non-current financial liabilities	(280.5)	(255.6)
Current financial liabilities	(96.2)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	0.2	0.6
Other current financial assets	3.3	4.4
Cash and cash equivalents	186.3	69.6
Net (Debt)/ Cash	(186.9)	(324.4)

CAPEX

(Amounts in € millions)

	For the three months ended March 31,		Change
	2024	2023	€
Addition to Property, plants and equipment	69.7	112.1	(42.4)
Addition to Intangible Assets	2.2	1.1	1.1
CAPEX	71.9	113.2	(41.3)

Reconciliation of 2024 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit *	Diluted EPS
Reported	1,125.0 - 1,155.0	264.9 - 279.2	177.4 -191.7	128.5 - 139.3	0.47 - 0.51
Adjusting items	—	13.0	13.0	9.8	0.04
Adjusted	1,125.0 - 1,155.0	277.9 - 292.2	190.4 - 204.7	138.3 - 149.2	0.51 - 0.55

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290